Exhibit 16.1

July 28, 2022

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Comera Life Sciences Holdings, Inc. (“Comera”) statements included under Item 4.01 (a) of its Form 8-K dated July 28, 2022. We agree with the statements concerning our Firm under Item 4.01 (a), in which we were informed of our dismissal as the independent registered public accounting firm of OTR Acquisition Corp. (the “Company”) on July 28, 2022, following completion of the Company’s annual audit for the period ended December 31, 2021, which consists only of the accounts of the pre-Business Combination Special Purpose Acquisition Company. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York